No. 82-3424

April 26, 2002

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attention: Division of Corporation Finance
Office of International Corporate Finance

RE: Uni-President Enterprises Corp.
Information furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
(SEC File No.82-3424)

Dear Sirs,

Pursuant to the Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act"), enclosed please find the following information:

The following reports for Uni-President Enterprises Corp.'s, one (1) for each, to the ROC SEC for submission of the followings as publicly announced in newspapers or else:

- **Monthly (From Jan. 2002 to Mar. 2002) basic data and operation statements.**
- **Monthly (From Jan. 2002 to Mar. 2002) reports on changes in shareholding and creation and release of pledges of Common Shares.**

If you have any questions with regard to this information, please feel free to contact the undersigned person (Tel: +886-6-2532121; Fax: +886-6-2541770).

Very truly yours,

Jeff Cheng
Manager
Financial Planning Division
Uni-President Enterprises Corp.

dlw 5/20

cc:Mr. Stephen Grant, Sullivan & Cromwell
(Enclosures)

File No. 82-3424

Monthly Reports on Changes in Shareholding and Creation and Release of Pledges of Common Shares Held by Directors, Supervisors, Managers and 10% Shareholders

02 MAY 14 AM 10: 5

Uni-President Enterprises Corp.'s letter to the ROC SEC reporting acquisitions and disposals of Common Shares and changes in creation and release of pledge of common shares in January, 2002

Date: February 8, 2002
Ref. No. Tung-Cheng(91)-Gu-910244

Changes in Creation and Release of Pledges

Title	Name	ID Number	Number of Common Shares Held Creation of Pledges at Jan. 2002	Year-to-Date	Pledgee	Set Date
	None					

Acquisitions and disposals of Common Shares

		Number of Common Shares Held				
Title	Name	the date of Appointment	Dec. 2001 Ending	+/- in this month	Jan. 2002 Ending	Note
Chairman	Giant Attempt Ltd.	30,090,824	30,932,053	-220,000	30,712,053	
Director	Wu, Ying Jen	8,022,861	7,859,532	-10,000	7,849,532	
Director	San Hsin Spining	19,457,644	19,949,922	-198,000	19,751,922	

UNI-PRESIDENT ENTERPRISES CORP.
Public announcement of January 2002
Business volumes, endorsement amounts, and capital loan amounts

Unit: NT$1,000	2002	2001	Increased/ Decreased Amount	Rate of Increased/ Decrease %
Total Invoice Amount:				
January	3,037,647	3,076,520	-38,873	-1.26
Jan. - Jan.	3,037,647	3,076,520	-38,873	-1.26
Operating Revenue:				
January	2,755,998	2,788,982	-32,984	-1.18
Jan. - Jan.	2,755,998	2,788,982	-32,984	-1.18

Loan to other party:	The Company	Subsidiaries
This month:	0	918,704
Last month:	0	1,085,024
Limit of loan to third-party:	3,000,000	15,052,200

	Increased/ Decreased Amount	Year-to-Date	Limit of Endorsement Amount
Endorsement Amount			
The Company:	469,035	26,721,256	28,223,780
Subsidiaries:	469	1,523,510	20,079,962
Endorsement Year-to-Date Balance			
The Company to Subsidiaries:	-	25,655,735	-
Subsidiaries to The Company:	-	4,000	-
Endorsement Year-to-Date Balance			
The Company to Corp. of PRC	0	0	-
Subsidiaries to Corp. of PRC	-9,921	851,925	-

UNI-PRESIDENT ENTERPRISES CORP.
Itemized Report on the Amount of Operating Revenue of January, 2002

Unit: NT$ 1

Items	Products	Monthly Amount	Note
(1)	Dairy Products	610,767,000	
(2)	Animal Feeds	515,675,000	
(3)	Instant Noodles	513,960,000	
(4)	Beverages	459,328,000	
(5)	Edible Oil	260,485,000	
(6)	Pickles & Meats	236,694,000	
(7)	Bakery Products	167,366,000	
(8)	Flour	82,612,000	
(9)	Milk Powder	40,986,000	
(10)	Import Goods	25,425,000	
Other	Other	23,078,000	
minus:	Sales Discount & Return Allowance	180,378,000	
TOTAL	Total Operating Revenue	2,755,998,000	

Notes : Items are listed by descending order of monthly amount, except the "minus" item.

KAI YU INVESTMENT (BVI) CO., LTD.
Public Announcement of January, 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Amount of recognized and clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 690 millions
   Types of financial derivatives trading: [2] [4]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: (NTD -66 million)

CAYMAN PRESIDENT HOLDINGS LIMITED
Public Announcement of January, 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 3,486 millions
   Types of financial derivatives trading: [2], [3], [4]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Amount of clearly deferred hedging profit (loss): (NTD -105 million)

PRESIDENT PHARMACEAUTICAL CORP.
Public Announcement of January, 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: [1]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 3 millions
   Types of financial derivatives trading: [3]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Amount of clearly deferred hedging profit (loss): None

Unit: USD 1,000

CAYMAN PRESIDENT HOLDINGS LIMITED
Balance of Third-party Loan of January, 2002

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Prospect Top Developments Ltd.	0	0	0				0	7,326	7,326			
TOTAL	0	0	0				0	7,326	7,326			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2001. 12 is USD 14,827 thousands

Unit: USD 1,000

PRESIDENT (B.V.I.) INTERNATIONAL INVESTMENT HOLDINGS LTD.
Balance of Third-party Loan of January, 2002

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Xiang Lu Industries Limited (HK)	8,509	8,509	8,509	One Year	None	None	8,509	8,509	8,509	1 Year	None	None
TOTAL	8,509	8,509	8,509				8,509	8,509	8,509			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2001. 12 is USD 145,029 thousands

CAYMAN NANLIEN HOLDINGS LIMITED
Balance of Third-party Loan of January, 2002

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Nella Ltd.	2,660	2,648	2,648		None	None	2,660	2,648	2,648		None	None
TOTAL	2,660	2,648	2,648				2,660	2,648	2,648			

Notes : 1. Limit of third-party loan amounts : NTD 300 million
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 million
3. Equity amounts: at the year ended 2001. 12 is USD 3,150 thousands

PRESIDENT INTERNATIONAL TRADE & INVESTMENT CORPORATION

Balance of Third-party Loan of January, 2002

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Hong Kong President	23,902	2	2	1 Year	None	None	2	0	0	1 Year	None	None
TOTAL	23,902	2	2				2	0	0			

Notes : 1. Limit of third-party loan amounts : USD 100 million

2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million

3. Equity amounts: at the year ended 2001. 12 is USD 38,407 thousands

PRESIDENT ASIAN ENTERPRISES INC.

Balance of Third-party Loan of January, 2002

Unit: CAD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Tuo Gen Enterprises (Originally named "Tu Heh")	6,629	6,629	6,629	3 Years	0~7.06%	Yes	6,629	6,629	6,629	3 Years	0~7.06%	Yes
TOTAL	6,629	6,629	6,629				6,629	6,629	6,629			

Notes : 1. Limit of third-party loan amounts : CAD 20,000 thousands

2. Limit of third-party loan amounts offered solely to an enterprise: CAD 10,000 thousands

3. Equity amounts: at the year ended 2001. 12 is CAD1,719 thousands

PRESIDENT GLOBAL CORP.

Balance of Third-party Loan of January, 2002

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
President East Co.	205	205	205	Demand Loan	6%		205	205	205	Demand Loan	6%	
Tungpec Inc.	40	40	40	Demand Loan	0%		40	40	40	Demand Loan	0%	
TOTAL	245	245	245				245	245	245			

Notes : 1. Limit of third-party loan amounts : USD 4,000 thousands

2. Limit of third-party loan amounts offered solely to an enterprise: USD 3,000 thousands

3. Equity amounts: at the year ended 2000. 12 is USD 11,957 thousands

NELLA LIMITED

Balance of Third-party Loan of January, 2002

Unit: HKD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Prospect Top Developments Ltd.	32,314	25,493	25,493			None	25,493	25,493	25,493			None
Tunnel Ltd.	155	155	155			None	155	155	155			None
Fong Lien Ltd.	865	865	865			None	865	865	865			None
TOTAL	33,334	26,513	26,513				26,513	26,513	26,513			

Notes : 1. Limit of third-party loan amounts : NTD 300 millions

2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 millions

3. Equity amounts: at the year ended 2001. 12 is HKD 7,349 thousands

File No. 82-3424

Monthly Reports on Changes in
Shareholding and Creation and Release
of Pledges of Common Shares Held by Directors,
Supervisors, Managers and 10% Shareholders

Uni-President Enterprises Corp.'s letter to the ROC SEC reporting
acquisitions and disposals of Common Shares and changes in
creation and release of pledge of common shares in February, 2002

Date: March 15, 2002
Ref. No. Tung-Cheng(91)-Gu-910366

02 MAY 14 AM 10:

Changes in Creation and Release of Pledges

Title	Name	ID Number	Number of Common Shares Held Creation of Pledges at Feb. 2002	Year-to-Date	Pledgee	Set Date
	None					

Acquisitions and disposals of Common Shares

		Number of Common Shares Held				
Title	Name	the date of Appointment	Jan. 2002 Ending	+/- in this month	Feb. 2002 Ending	Note
Chairman	Giant Attempt Ltd.	30,090,824	30,712,053	-90,000	30,622,053	
Director	Wu, Ying Jen	8,022,861	7,849,532	-30,000	7,819,532	
Director	San Hsin Spining	19,457,644	19,751,922	-108,000	19,643,922	

UNI-PRESIDENT ENTERPRISES CORP.
Public announcement of February 2002
Business volumes, endorsement amounts, and capital loan amounts

Unit: NT$1,000	2002	2001	Increased/ Decreased Amount	Rate of Increased/ Decrease %
Total Invoice Amount:				
February	2,468,737	2,655,683	-186,946	-7.04
Jan. -Feb.	5,506,384	5,732,203	-225,819	-3.94
Operating Revenue:				
February	2,230,599	2,351,101	-120,502	-5.13
Jan. -Feb.	4,986,597	5,140,083	-153,486	-2.99

Loan to other party:	The Company	Subsidiaries
This month:	0	924,240
Last month:	0	918,704
Limit of loan to third-party:	3,000,000	15,116,264

	Increased/ Decreased Amount	Year-to-Date	Limit of Endorsement Amount
Endorsement Amount			
The Company:	607,780	27,329,036	28,223,780
Subsidiaries:	33,947	1,557,457	20,208,164
Endorsement Year-to-Date Balance			
The Company to Subsidiaries:	-	26,217,575	-
Subsidiaries to The Company:	-	4,000	-
Endorsement Year-to-Date Balance			
The Company to Corp. of PRC	0	0	-
Subsidiaries to Corp. of PRC	25,932	877,857	-

UNI-PRESIDENT ENTERPRISES CORP.
Itemized Report on the Amount of Operating Revenue of February, 2002

Unit: NT$ 1

Items	Products	Monthly Amount	Note
(1)	Dairy Products	571,073,000	
(2)	Instant Noodles	397,027,000	
(3)	Animal Feeds	395,997,000	
(4)	Beverages	385,449,000	
(5)	Edible Oil	178,316,000	
(6)	Pickles & Meats	162,775,000	
(7)	Bakery Products	146,259,000	
(8)	Flour	65,439,000	
(9)	Milk Powder	30,211,000	
(10)	Import Goods	20,231,000	
Other	Other	12,794,000	
minus:	Sales Discount & Return Allowance	134,972,000	
TOTAL	Total Operating Revenue	2,230,599,000	

Notes : Items are listed by descending order of monthly amount, except the "minus" item.

KAI YU (BVI) INVESTMENT CO., LTD.
Public Announcement of February, 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Amount of recognized and clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 692 millions
   Types of financial derivatives trading: [2] [4]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: (NTD -59 million)

CAYMAN PRESIDENT HOLDINGS LIMITED
Public Announcement of February, 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 3,730 millions
   Types of financial derivatives trading: [2], [3], [4]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Amount of clearly deferred hedging profit (loss): (NTD -96 million)

PRESIDENT PHARMACEAUTICAL CORP.
Public Announcement of February, 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: [1]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 3 millions
   Types of financial derivatives trading: [3]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Amount of clearly deferred hedging profit (loss): None

CAYMAN PRESIDENT HOLDINGS LIMITED
Balance of Third-party Loan of February, 2002

Unit: USD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
Prospect Top Developments Ltd.	7,326	7,326	7,326				7,326	7,326	7,326			
TOTAL	7,326	7,326	7,326				7,326	7,326	7,326			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2002. 1 is USD 14,529 thousands

Unit: USD 1,000

PRESIDENT (B.V.I.) INTERNATIONAL INVESTMENT HOLDINGS LTD.
Balance of Third-party Loan of February, 2002

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
Xiang Lu Industries Limited (HK)	8,509	8,509	8,509	One Year	None	None	8,509	8,509	8,509	One Year	None	None
TOTAL	8,509	8,509	8,509				8,509	8,509	8,509			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2002. 1 is USD 145,181 thousands

CAYMAN NANLIEN HOLDINGS LIMITED
Balance of Third-party Loan of February, 2002

Unit: USD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
Nella Ltd.	2,660	2,648	2,648		None	None	2,730	2,630	2,730		None	None
TOTAL	2,660	2,648	2,648				2,730	2,630	2,730			

Notes : 1. Limit of third-party loan amounts : NTD 300 million
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 million
3. Equity amounts: at the year ended 2002. 1 is USD 3,142 thousands

PRESIDENT ASIAN ENTERPRISES INC.
Balance of Third-party Loan of February, 2002

Unit: CAD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
Tuo Gen Enterprises (Originally named "Tu Heh")	6,629	6,629	6,629	3 Years	0~7.06%	Yes	6,629	6,629	6,629	3 Years	0~7.06%	Yes
TOTAL	6,629	6,629	6,629				6,629	6,629	6,629			

Notes : 1. Limit of third-party loan amounts : CAD 20,000 thousands
2. Limit of third-party loan amounts offered solely to an enterprise: CAD 10,000 thousands
3. Equity amounts: at the year ended 2001. 12 is CAD1,610 thousands

PRESIDENT GLOBAL CORP.
Balance of Third-party Loan of February, 2002

Unit: USD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
President East Co.	205	205	205	Demand Loan	6%		205	205	205	Demand Loan	6%	
Tungpec Inc.	40	40	40	Demand Loan	0%		40	40	40	Demand Loan	0%	
TOTAL	245	245	245				245	245	245			

Notes : 1. Limit of third-party loan amounts : USD 4,000 thousands
2. Limit of third-party loan amounts offered solely to an enterprise: USD 3,000 thousands
3. Equity amounts: at the year ended 2001. 12 is USD 11,030 thousands

NELLA LIMITED
Balance of Third-party Loan of February, 2002

Unit: HKD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
Prospect Top Developments Ltd.	32,314	25,493	25,493			None	25,493	25,493	25,493			None
Tunnel Ltd.	155	155	155			None	155	78	78			None
Fong Lien Ltd.	865	865	865			None	865	865	865			None
TOTAL	33,334	26,513	26,513				26,513	26,436	26,436			

Notes : 1. Limit of third-party loan amounts : NTD 300 millions
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 millions
3. Equity amounts: at the year ended 2002. 1 is HKD 7,413 thousands

File No. 82-3424

Monthly Reports on Changes in
Shareholding and Creation and Release
of Pledges of Common Shares Held by Directors,
Supervisors, Managers and 10% Shareholders

Uni-President Enterprises Corp.'s letter to the ROC SEC reporting
acquisitions and disposals of Common Shares and changes in
creation and release of pledge of common shares in March, 2002

Date: April 15, 2002
Ref. No. Tung-Cheng(91)-Gu-910589

Changes in Creation and Release of Pledges

Title	Name	ID Number	Number of Common Shares Held Creation of Pledges at Mar. 2002	Year-to-Date	Pledgee	Set Date
	None					

Acquisitions and disposals of Common Shares

		Number of Common Shares Held				
Title	Name	the date of Appointment	Feb. 2002 Ending	+/- in this month	Mar. 2002 Ending	Note
Director	Wu, Ying Jen	8,022,861	7,819,532	-120,000	7,699,532	
Director	San Hsin Spining	19,457,644	19,643,922	-189,000	19,454,922	
Director	Wu, Ping Chih	29,127,823	30,875,492	-200,000	30,675,492	

UNI-PRESIDENT ENTERPRISES CORP.

Public announcement of March 2002

Business volumes, endorsement amounts, and capital loan amounts

Unit: NT$1,000	2002	2001	Increased/ Decreased Amount	Rate of Increased/ Decrease %
Total Invoice Amount:				
March	3,294,527	3,135,516	159,011	5.07
Jan. -Mar.	8,800,911	8,867,719	-66,808	-0.75
Operating Revenue:				
March	2,753,598	2,829,899	-76,301	-2.70
Jan. -Mar.	7,740,195	7,969,982	-229,787	-2.88

Loan to other party:	The Company	Subsidiaries
This month:	0	913,671
Last month:	0	924,240
Limit of loan to third-party:	3,000,000	15,070,218

	Increased/ Decreased Amount	Year-to-Date	Limit of Endorsement Amount
Endorsement Amount			
The Company:	325,294	27,654,329	28,223,780
Subsidiaries:	-242,573	1,314,884	21,828,684
Endorsement Year-to-Date Balance			
The Company to Subsidiaries:	-	26,596,063	-
Subsidiaries to The Company:	-	4,000	-
Endorsement Year-to-Date Balance			
The Company to Corp. of PRC	0	0	-
Subsidiaries to Corp. of PRC	-238,401	639,456	-

UNI-PRESIDENT ENTERPRISES CORP.

Itemized Report on the Amount of Operating Revenue of March, 2002

Unit: NT$ 1

Items	Products	Monthly Amount	Note
(1)	Dairy Products	771,218,000	
(2)	Animal Feeds	598,283,000	
(3)	Beverages	464,198,000	
(4)	Instant Noodles	393,993,000	
(5)	Edible Oil	212,503,000	
(6)	Bakery Products	187,972,000	
(7)	Pickles & Meats	137,095,000	
(8)	Flour	73,496,000	
(9)	Milk Powder	25,397,000	
(10)	Import Goods	25,314,000	
Other	Other	26,306,000	
minus:	Sales Discount & Return Allowance	162,177,000	
TOTAL	Total Operating Revenue	2,753,598,000	

Notes : Items are listed by descending order of monthly amount, except the "minus" item.

UNI-PRESIDENT ENTERPRISES CORP.
Public Announcement of March, 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Amount of recognized and clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD280 millions
   Types of financial derivatives trading: [3]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

KAI YU (BVI) INVESTMENT CO., LTD.
Public Announcement of March, 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Amount of recognized and clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 690 millions
   Types of financial derivatives trading: [2] [4]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: (NTD -60 million)

CAYMAN PRESIDENT HOLDINGS LIMITED
Public Announcement of March, 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 4,069 millions
   Types of financial derivatives trading: [2], [3], [4]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Amount of clearly deferred hedging profit (loss): (NTD -82 million)

PRESIDENT PHARMACEAUTICAL CORP.
Public Announcement of March, 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading, and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: [1]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 5 millions
   Types of financial derivatives trading: [5]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Amount of clearly deferred hedging profit (loss): None

Unit: USD 1,000

CAYMAN PRESIDENT HOLDINGS LIMITED
Balance of Third-party Loan of March, 2002

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Prospect Top Developments Ltd.	7,326	7,326	7,326				7,326	7,326	7,326			
TOTAL	7,326	7,326	7,326				7,326	7,326	7,326			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2002. 2 is USD 13,783 thousands

Unit: USD 1,000

PRESIDENT (B.V.I.) INTERNATIONAL INVESTMENT HOLDINGS LTD.
Balance of Third-party Loan of March, 2002

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Xiang Lu Industries Limited (HK)	8,509	8,509	8,509	One Year	None	None	8,509	8,509	8,509	1 Year	None	None
TOTAL	8,509	8,509	8,509				8,509	8,509	8,509			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2002. 2 is USD 144,581 thousands

CAYMAN NANLIEN HOLDINGS LIMITED
Balance of Third-party Loan of March, 2002

Unit: USD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Nella Ltd.	2,730	2,630	2,730		None	None	2,815	2,730	2,815		None	None
TOTAL	2,730	2,630	2,730				2,815	2,730	2,815			

Notes : 1. Limit of third-party loan amounts : NTD 300 million
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 million
3. Equity amounts: at the year ended 2002. 2 is USD 3,159 thousands

PRESIDENT ASIAN ENTERPRISES INC.
Balance of Third-party Loan of March, 2002

Unit: CAD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
Tuo Gen Enterprises (Originally named "Tu Heh")	6,629	6,629	6,629	3 Years	0~7.06%	Yes	6,285	6,285	6,285	3 Years	0~7.06%	Yes
TOTAL	6,629	6,629	6,629				6,285	6,285	6,285			

Notes : 1. Limit of third-party loan amounts : CAD 20,000 thousands
2. Limit of third-party loan amounts offered solely to an enterprise: CAD 10,000 thousands
3. Equity amounts: at the year ended 2002.3 is CAD1,499 thousands

PRESIDENT GLOBAL CORP.
Balance of Third-party Loan of March, 2002

Unit: USD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
President East Co.	205	205	205	Demand Loan	6%		205	205	205	Demand Loan	6%	
Tungpec Inc.	40	40	40	Demand Loan	0%		40	40	40	Demand Loan	0%	
TOTAL	245	245	245				245	245	245			

Notes : 1. Limit of third-party loan amounts : USD 4,000 thousands
2. Limit of third-party loan amounts offered solely to an enterprise: USD 3,000 thousands
3. Equity amounts: at the year ended 2001.12 is USD 11,030 thousands

NELLA LIMITED
Balance of Third-party Loan of March, 2002

Unit: HKD 1,000

Company Name	LAST MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	THIS MONTH BALANCE Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
Prospect Top Developments Ltd.	25,493	25,493	25,493			None	25,493	25,493	25,493			None
Tunnel Ltd.	155	78	78			None	155	78	78			None
Fong Lien Ltd.	865	865	865			None	865	0	0			None
TOTAL	26,513	26,436	26,436				26,513	25,571	25,571			

Notes : 1. Limit of third-party loan amounts : NTD 300 millions
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 millions
3. Equity amounts: at the year ended 2002. 2 is HKD 7,405 thousands